Exhibit 99.1

SUZANO S.A.

Publicly-Held Company with Authorized Capital
CNPJ/ME No. 16.404.287/0001-55
NIRE No. 29.300.016.331

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.Date, Time and Place: September 22, 2021, at 11:30 a.m., by an exclusively digital meeting, pursuant to item 6.4 of the Internal Rules of Suzano’s (“Suzano” or “Company”) Board of Directors.

2.Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice-Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director),  Rodrigo Kede de Freitas Lima (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). Mr. Marcelo Bacci and Mr. Stefan Tasoko also participated in the Meeting as guests.

3.Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.Agenda: To resolve on the calling of an Extraordinary General Meeting of the Company to resolve on the full absorption of the Company's balance of accumulated losses, under the terms of the Company's management proposal ("Management Proposal").

5.Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.Resolutions: After analyzing and discussing the matter on the agenda, the Board Members present at the Meeting unanimously and without reservations, resolved to approve the convening of an Extraordinary General Meeting of the Company to be held on October 25, 2021, at 9:00 AM, to resolve on the full offsetting of the Company's accumulated losses, as recorded in the Financial Statements for the year ending December 31, 2020, amounting to R$ 3,926,014,830.11, by partially deducting the balance of retained earnings ascertained in the 1st semester of 2021, as recorded in the quarterly financial statements dated June 30, 2021, in the amount of R$ 7,277,866,773.05. Pursuant to the terms of the Company's Management Proposal, the EGM’s resolution aims to allow the Company's Management to analyze and eventually resolve on the distribution of dividends from the accumulated profits in the current fiscal year.

7.Closure: There being no further business to discuss, the Meeting was closed. The minutes of the Meeting were drafted, read and approved by all the Directors present.

São Paulo, September 22, 2021.

__________________________ David Feffer Chairman of this Meeting and Chairman of the Board	__________________________ Stefan Tasoko Secretary of this Meeting

(Continued from the Minutes of the Board of Directors Meeting of Suzano S.A., held on 09.22.2021 at 11:30 am)

____________________________ Claudio Thomaz Lobo Sonder Vice-Chairman of the Board	_____________________________ Daniel Feffer Vice-Chairman of the Board
_____________________________ Maria Priscila Rodini Vansetti Machado Director	_____________________________ Nildemar Secches Director
______________________________ Ana Paula Pessoa Director	_____________________________ Rodrigo Calvo Galindo Director
_____________________________ Rodrigo Kede de Freitas Lima Director	_____________________________ Paulo Rogerio Caffarelli Director

_____________________________

Hélio Lima Magalhães

Director